UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nabi Biopharmaceuticals

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629519109

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629519109

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,124,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,124,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,124,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,124,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,124,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,124,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,124,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,124,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,124,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,124,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,124,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,124,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN, HC

This Schedule 13D reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of January 30, 2008.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.10 per share (the “Common Stock”), of Nabi Biopharmaceuticals, a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 12276 Wilkins Avenue, Rockville, Maryland 20852.

Item 2. Identity and Background

(a).	NAME

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”). DCM is the Investment Manager of the Master Fund. Messrs. DellaCamera, Kurtz and Spinnato are the controlling persons of DCM.

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. The Offshore Fund is the controlling shareholder of the Master Fund.

(b).	RESIDENCE OR BUSINESS ADDRESS

The business address of each of DCM and Messrs. DellaCamera, Kurtz and Spinnato is 200 Park Avenue, Suite 3300, New York, New York 10166.

The business address of each of the Master Fund and Offshore Fund is c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM 528, Hamilton HM 12, Bermuda.

(c).       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Each of the Master Fund and Offshore Fund is a private investment fund.

The principal business of DCM is providing investment management services.

The principal business of each of DellaCamera, Kurtz and Spinnato is serving as the managing members of DCM.

Information regarding the directors, executive officers and/or control persons of the Master Fund and the Offshore Fund (collectively, the “Instruction C Persons”) is set forth in Appendix III attached hereto.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

The Master Fund and the Offshore Fund are Cayman Islands exempted companies.

DCM is a Delaware limited liability company.

DellaCamera, Kurtz and Spinnato are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $11,417,292. The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes in the ordinary course of business. Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of any securities of the Issuer, each Reporting Person at any time and from time to time may (i) acquire additional securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into derivative transactions to hedge the risk of some or all of its positions in securities of the Issuer, depending upon an ongoing evaluation of its investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The Reporting Persons generally support the Issuer’s efforts to return capital to the shareholders and are encouraged by the Issuer’s recent announcement to explore strategic alternatives. The Reporting Persons urge the Issuer to be creative in assessing all its options and call upon the Issuer to consider additional methods to return capital to the shareholders, including the payment of a special dividend and/or the initiation of a Dutch tender, should the outcome of the strategic process result in a transaction that is neither a sale nor a merger of the Issuer. The Reporting Persons intend to make themselves available to the Issuer to discuss possible methods of delivering additional value to the shareholders.

The Reporting Persons sent a letter to the Issuer dated January 31, 2008 discussing the above, a copy of which is attached hereto as Appendix IV.

The Reporting Persons reserve the right to, and may in the future, discuss, meet with, and/or send correspondence to (a) the Issuer’s management and/or Board of Directors, (b) other holders of securities of the Issuer, and/or (c) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a).       The Reporting Persons as a group beneficially own 3,124,560 shares of Common Stock, representing5.1% of the outstanding shares of Common Stock.

(b).       None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 3,124,560 shares of Common Stock beneficially owned by them.

(c).       A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Appendix I.

(d).	N/A
(e).	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Instruction C Person Information.

Appendix IV: Letter to Issuer dated January 31, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
12/3/2007	41,590	$3.1424	Open Market
12/4/2007	58,410	$3.1366	Open Market
12/4/2007	160,000	$3.2230	Open Market
12/5/2007	50,000	$3.2751	Open Market
12/6/2007	7,700	$3.4166	Open Market
12/10/2007	39,941	$3.6379	Open Market
12/28/2007	50,000	$3.7946	Open Market
12/31/2007	151,500	$3.5659	Open Market
12/31/2007	3,200	$3.7228	Open Market
1/2/2008	29,100	$3.7829	Open Market
1/3/2008	25,000	$3.7717	Open Market
1/4/2008	25,000	$3.6741	Open Market
1/8/2008	110	$3.7495	Open Market
1/9/2008	2,800	$3.8350	Open Market
1/16/2008	25,000	$3.9855	Open Market
1/17/2008	25,000	$3.9943	Open Market
1/23/2008	75,000	$3.6579	Open Market
1/24/2008	75,000	$3.6766	Open Market
1/28/2008	30,000	$3.5438	Open Market
1/30/2008	100,000	$3.6342	Open Market

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Nabi Biopharmaceuticals dated as of January 31, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: January 31, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

Appendix III

Information Regarding The Instruction C Persons

DellaCamera Capital Master Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Master Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Master Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	200 Park Avenue, Suite 3300, New York, New York 10166	USA
Ronan Guilfoyle	A Manager of dms Management Ltd.*	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
Roger H. Hanson	A Director of dms Management Ltd *	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands

* dms Management Ltd. is a company management firm, licensed and regulated under the laws of the Cayman Islands.

DellaCamera Capital Fund, Ltd. Executive Officers

Name	Title
None

DellaCamera Capital Fund, Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of DellaCamera Capital Fund, Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Andrew Kurtz	Managing Member of DCM	200 Park Avenue, Suite 3300, New York, New York 10166	USA
Ronan Guilfoyle	A Manager of dms Management Ltd.*	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands
Roger H. Hanson	A Director of dms Management Ltd *	P.O. Box 31910 Ansbacher House 20 Genesis Close Grand Cayman KY1-1208 Cayman Islands

* dms Management Ltd. is a company management firm, licensed and regulated under the laws of the Cayman Islands.

APPENDIX IV

LETTER TO ISSUER

January 31, 2008

Dr. Raafat E.F. Fahim

President and Chief Executive Officer

Nabi Biopharmaceuticals

12276 Wilkins Avenue

Rockville, MD 20852

cc: The Board of Directors

Dear Raafat:

Congratulations on being named as President and Chief Executive Officer of Nabi Biopharmaceuticals (“Nabi” or the “Company”). You may be aware that entities advised by DellaCamera Capital Management, LLC (“DCM”) are significant shareholders of Nabi common stock; currently we hold in excess of 5% of the Company. DCM has acquired its ownership because we believe that the intrinsic value of Nabi exceeds its current share price and, as we have noted in previous communications with the Company, we believe that the steps taken to date by the Board of Directors (the “Board”) to reposition Nabi have been prudent and well-informed. Furthermore, we are encouraged by Nabi’s recent announcement to explore the full range of strategic alternatives available to the Company and we generally support Nabi’s efforts to return capital to the shareholders via the initiation of a share repurchase program.

We understand that the Company is intent on capturing the value associated with its NicVAX and StaphVAX compounds and based on recent comments it would appear that Nabi’s pipeline of vaccine programs has generated significant interest from the scientific community. Considering the unmet medical need for effective smoking cessation therapies, we believe that Nabi should be able to derive value from its NicVAX program, in addition to value from the intellectual property that is associated with StaphVAX. We understand that the strategic alternatives process will focus on, but is not limited to, a sale or merger of the Company and we urge the Board to be creative in assessing all its options. We call upon the Board to consider additional methods to return capital to the shareholders, which may include the payment of a special dividend and/or the initiation of a substantial Dutch tender, should the outcome of this process result in a transaction that is neither a sale nor a merger of the Company.

As you may well appreciate, we have a great interest in seeing that the shareholders of Nabi receive maximum value for their shares and we will continue to make ourselves available to discuss methods to ensure that this value is delivered.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri
Portfolio Manager

200 Park Avenue, Suite 3300

New York, NY 10166